THOMAS FRIEDMANN

thomas.friedmann@dechert.com

+1 202 261 3313 Direct

+1 202 261 3016 Fax

March 31, 2011

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Floating Rate Capital Ltd. (the “Company”)
Registration Statement on Form N-2—File Nos. 333-170243 and 811-22489

Dear Mr. Ganley:

Thank you for your comments on March 30, 2011, regarding Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (Registration Nos. 333-170243 and 811-22489; “PEA 3”) filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2011. We describe below the changes that we intend to make in response to your comments in Pre-Effective Amendment No. 4 (“PEA 4”) to the Registration Statement that the Company expects to file on March 31, 2011. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. We will also provide you under separate cover courtesy copies of PEA 4 as-filed and marked to reflect the changes from PEA 3.

1. Please discuss whether the agreement of PennantPark Investment Advisers LLC (the “Investment Adviser”) to pay to the underwriters an additional 2% sales load, or $3,000,000 ($3,450,000 if the underwriters exercise their overallotment option in full) in the aggregate, with respect to this offering of shares of the Company’s common stock is an impermissible joint transaction with an affiliate under the joint transaction provisions of the Investment Company Act of 1940 (the “1940 Act”).

We have reviewed the provisions of Section 57(d) of the 1940 Act, which regulates joint transactions involving a business development company (“BDC”), such as the Company, and certain of its affiliates. Specifically, Section 57(d) makes it unlawful for an affiliate of a BDC “[k]nowingly to effect any transaction in which such [BDC] is a joint and several participant in contravention of such rules and regulations as the Commission may prescribe for the purposes of

John M. Ganley March 31, 2011 Page 2

limiting or preventing participation by such [BDC] . . . on a basis less advantageous than that of such affiliated person.”

As disclosed in PEA 4, the Investment Adviser has agreed to pay the underwriters an additional 2% sales load, or $3,000,000 ($3,450,000 if the underwriters exercise their overallotment option in full), with respect to this offering of shares of the Company’s common stock (the “Additional Sales Load”). Under the terms of a proposed agreement between the Company and the Investment Adviser (the “Additional Sales Load Agreement”), the Company has agreed to repay to the Investment Adviser the amount of such Additional Sales Load in cash if, during any four consecutive calendar quarters during the period from the closing of this offering through the fourth anniversary of the closing of this offering, the Company’s Pre-Incentive Net Investment Income surpasses the Hurdle (as such terms are defined in the Registration Statement). We have updated the disclosure in PEA 4 to reflect that this contingent repayment obligation will not bear interest at any time.

We respectfully submit that these arrangements are not prohibited under the 1940 Act and are fully consistent with the policy and purpose of the 1940 Act to protect shareholders. Under Section 57 of the 1940 Act, it is unlawful for an affiliate of a business development company, acting as principal, “knowingly to borrow money or other property from such business development company.” However, Section 57 does not prohibit the Investment Adviser and the Company from entering into an agreement whereby the Company will have a contingent obligation to repay the Investment Adviser the Additional Sales Load. In addition, we believe that the Investment Adviser’s agreement to pay the Additional Sales Load to the underwriters, taken together with the Additional Sales Load Agreement between it and the Company does not constitute a joint transaction for purposes of Sections 57 or 17(d) of the 1940 Act. It is well recognized that not every transaction or investment that involves both an investment company and its investment adviser should be considered a prohibited joint transaction. Rather, before a transaction can be considered “joint,” there must be some benefit to, or sharing of the profits from, the venture from the standpoint of the investment adviser. In this case, the agreements related to the Additional Sales Load, eliminate entirely any possibility that the Investment Adviser will benefit or profit from such arrangement. In fact, the best the Investment Adviser can hope for is the repayment without interest of amounts it paid to facilitate an offering that benefits the Company and its stockholders. Repayment, if any, of such Additional Sales Load by the Company to the Investment Advisor under the terms of such agreement would constitute, at best, a repayment of an expense paid by the Investment Adviser, analogous to a return of capital, with no profit in the form of interest or otherwise to the Investment Adviser. Indeed, under this arrangement, the Investment Adviser will bear a significant cost due to the lost time value of the Additional Sales Load and a significant risk that such amount may never be repaid by the Company under the terms of such agreement.

It is also worth noting that the context of this arrangement is not neutral from the perspective of the Company and, in fact, constitutes a boon to the Company and, indirectly, its stockholders. The Company will benefit from the initial payment of the Additional Sales Load by

John M. Ganley March 31, 2011 Page 3

the Investment Adviser in terms of reduced upfront expenses which the Company would otherwise be required to pay to the underwriters. We would also note that the Investment Adviser’s payment of the Additional Sales Load will enable the Company to garner a larger pool of assets in this offering that it may invest immediately, which is likely to have the effect of increasing returns to investors, because to the extent the Company has positive performance, such performance will be on a larger pool of assets.

The Company and the Investment Adviser intend to enter into the Additional Sales Load Agreement prior to the effectiveness of the Registration Statement.

2. Please state whether the agreement of the Investment Adviser to pay to the underwriters an additional 2% sales load, or $3,000,000 ($3,450,000 if the underwriters exercise their overallotment option in full) in the aggregate, with respect to this offering of shares of the Company’s common stock violates the rules promulgated by the Financial Industry Regulatory Authority (“FINRA”).

We have reviewed the FINRA rules related to the compensation to underwriters and believe that the Additional Sales Load arrangements do not violate any FINRA rule. As you are aware, this filing is currently being reviewed by FINRA as part of the offering, and FINRA will have issued a “no-objections” opinion on the underwriting terms and arrangements prior to the effectiveness of the registration statement.

3. Please state whether the Company intends to treat its contingent obligation under the Additional Sales Load Agreement as a senior security for purposes of determining its compliance with the asset coverage test under the 1940 Act.

We believe that the Company’s agreement in connection with the Additional Sales Load is and should be treated by the Company as a senior security under the 1940 Act. For as long as the Additional Sales Load Agreement remains in place, the Company will have an unrecorded contingent obligation to repay the Investment Adviser the Additional Sales Load amount, and the Company will include such contingent obligation for purposes of calculating its compliance with the asset coverage test under the 1940 Act.

4. You have asked us to confirm that the numbers used in the Expense Example table in the “Fees and Expenses” section of PEA 3 are correct.

We have reviewed our calculations and confirm that these numbers are correct and consistent with the assumptions stated in the paragraph immediately preceding the Expense Example Table. We note that, as stated in PEA 3, these calculations assume a 5% sales load, which is consistent with the sales load that will be ultimately be paid by the stockholders in the offering.

John M. Ganley March 31, 2011 Page 4

However, after further discussions with you we have revised the Fee Table, Expense Example Table and the accompanying disclosure to reflect a sales load of 7%.

In addition, to provide clarity for investors, we have added disclosure in PEA 4 in the paragraph immediately following the Expense Example table which states; “In addition, we may be obligated in the future to repay the additional sales load paid by the Investment Adviser. See “Obligations and Indebtedness” for more information. Because we may be required to repay this additional sales load in the future, the example assumes inclusion of the sales load of 7.00% in the first year and reinvestment of all dividends and other distributions at net asset value.”

5. The Consent of Independent Registered Public Accounting Firm, Exhibit (n), is not dated within 5 days of the date of PEA 3.

As requested, we have confirmed that the Consent of the Independent Registered Public Accounting Firm filed as Exhibit (n) to PEA 3 via EDGAR was dated March 28, 2011, and we are providing a signed copy of such consent to you supplementally.

* * * * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

/s/ Thomas J. Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Floating Rate Capital Ltd.
David J. Harris
Dechert LLP